FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

25 October 2022

HSBC HOLDINGS PLC ANNOUNCES GEORGES ELHEDERY APPOINTED AS GROUP CHIEF FINANCIAL OFFICER AND EXECUTIVE DIRECTOR, GREG GUYETT APPOINTED CEO OF GBM - EWEN STEVENSON TO STEP DOWN

HSBC Holdings plc (the 'Company') announces that Georges Elhedery is appointed Group Chief Financial Officer (CFO) and an Executive Director of the Board of Directors (the 'Board') from 1 January 2023. Greg Guyett is appointed Chief Executive of Global Banking and Markets (GBM), effective immediately. Ewen Stevenson will be stepping down as Group CFO and Executive Director on 31 December 2022 and will leave HSBC in April 2023.

HSBC has made significant changes over the last three years. It is now more efficient and more competitive. The leadership has repositioned the business by exiting underperforming and non-strategic portfolios, maintaining a tight grip on costs, and investing in areas of growth. HSBC is strongly committed to disciplined strategy execution, cost control and improving profitability. The bank is now well placed to accelerate its financial performance and deliver strong returns for shareholders.

As the bank approaches the end of its three-year transformation programme, the Board has taken the opportunity to review the composition of the Group Executive Committee with a particular focus on long-term succession planning. As a consequence, and having considered the recommendation of the Group Chief Executive, the Board has approved the appointment of a new Group Chief Financial Officer and the consolidation of the leadership of Global Banking and Markets into one role.

Noel Quinn, Group Chief Executive of HSBC, said:

"Georges is an exceptional leader with strong experience of leading a global business and a major geographic region. He has a track record of driving growth and managing change, and brings a strong focus on execution. He also has the necessary technical and strategic capabilities to take on the role of Group CFO and to continue the delivery of the Board's strategy.

"Greg has valuable experience both outside and, since late 2018, inside HSBC, and has done a great job leading Global Banking and Markets during Georges' recent sabbatical. I'm delighted that he will be the CEO of Global Banking and Markets.

"I want to pay tribute to Ewen's achievements and professionalism during his time with us and to thank him for his thoughtful and significant contribution to HSBC through a period of considerable change. He has been instrumental in materially repositioning the Bank's strategy and performance, whilst also transforming the Finance function. He also helped drive our efforts to be a more inclusive bank on disability. We wish him all the best for his future career."

Mark Tucker, Group Chairman, said:

"My fellow directors and I welcome Georges to the Board and congratulate Greg on his appointment. We would like to thank Ewen for all he has done for the bank. His leadership, financial expertise and operational rigour have been invaluable to HSBC, and he leaves with our very best wishes."

Ewen Stevenson, Group Chief Financial Officer, said:

"It has been an absolute privilege to be part of the senior team leading a fundamental turnaround of the operating performance of HSBC over recent years. I would like to warmly thank my colleagues and friends who have made my time at the bank so fulfilling. I have strong confidence in the future of HSBC, and wish Noel, Georges and the rest of the senior leadership team well as they continue to deliver the strategy of the bank."

The appendix contains a summary of the terms relating to Mr Stevenson's departure from HSBC and the terms for Mr Elhedery. These financial terms are in line with HSBC's shareholder approved Directors' Remuneration Policy.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Supplementary information

Mr Stevenson, aged 56, joined HSBC on 1 December 2018 and was appointed to the Board as Group Chief Financial Officer and Executive Director in January 2019.

Save as disclosed above and in the Appendix, there are no other matters concerning the resignation of Mr Stevenson that need to be brought to the attention of the shareholders of the Company.

Mr Elhedery, aged 48, served on the board of The Saudi British Bank, a company listed on the Saudi Stock Exchange, from 11 December 2016 to 1 September 2019. He has not held any other directorships in any other publicly listed company, whether in London, Hong Kong or overseas, during the previous five years.

Mr Elhedery does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Mr Elhedery is interested in 1,557,297 shares of the Company, representing approximately 0.008% of the issued shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

The appendix contains a summary of the terms relating to Mr Stevenson's departure from HSBC and the terms for Mr Elhedery. These financial terms are in line with HSBC's Directors' Remuneration Policy, which was approved by shareholders at the 2022 Annual General Meeting.

There are no matters relating to the appointment of Mr Elhedery that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above and in the Appendix, there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notes to editors:
1. Professional qualifications of Mr Elhedery:
●  Degree in Engineering, École Polytechnique, Paris, France
●  Postgraduate degree in Statistics and Economics, École Nationale de la Statistique et de l'Administration Économique (ENSAE), France

2. HSBC career history and other appointments of Mr Elhedery:
●  Co-CEO of Global Banking and Markets - March 2020 to date
●  Global Head of Markets - March 2019 to February 2020
●  CEO Middle East, North Africa and Turkey - July 2016 to February 2019
●  Head of Global Banking and Markets, Middle East and North Africa - 2014 to July 2016
●  Head of Global Markets and Head of Capital Financing, Middle East and North Africa - 2013 to 2014
●  Head of Global Markets, Middle East and North Africa - 2010 to 2013

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson and Jackson Tai†.

* Non-executive Group Chairman
†  Independent non-executive Director

4. The HSBC Group
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

Appendix
Ewen Stevenson steps down from the Board and as Group CFO on 31 December 2022 and ceases employment with the Company on 30 April 2023 ('the Departure Date'). Mr Stevenson will receive a payment of up to £417,885 from the Company in lieu of his base salary and pension allowance from the Departure Date until 25 October 2023, which is the date on which his notice period ceases. The payment in lieu of notice will be paid shortly following the Departure Date. He will also receive his fixed pay allowance in respect of the unserved notice period.

Mr Stevenson will be eligible to be considered for an annual incentive award in respect of the 2022 performance year, subject to an assessment of the relevant performance measures and his contribution over the year. Any award will be disclosed in the directors' remuneration report. Mr Stevenson will not be eligible for a Long Term Incentive ('LTI') award in respect of the 2022 performance year, or any annual incentive award in respect of the 2023 performance year.

Mr Stevenson has been granted Good Leaver status, in accordance with the respective plan rules, in respect of the deferred awards and the LTI awards that he holds that are due to vest after the Departure Date. His Good Leaver status is conditional upon him not taking up a role with a defined list of competitor financial services firms for a year from his Departure Date.

As a Good Leaver his deferred share awards will continue to vest and be released on their scheduled vesting dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback). Any vesting of his LTI awards will be pro-rated for the period up to the Departure Date and will be subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback).

In addition to the above, the Company will make a contribution towards Mr Stevenson's legal fees incurred in connection with his departure arrangements. In line with the Directors' Remuneration Policy, Mr Stevenson will also be entitled to receive medical cover, tax and legal advice for a period of up to seven years from the Departure Date in relation to services provided to the Company. Mr Stevenson will continue to be covered by the Company's D&O insurance and will benefit from an indemnity in respect of third party liabilities.

Mr Stevenson will receive no other compensation or payment for the termination of his service agreement or his ceasing to be a director of the Company or any other Group company.

The above information is provided in compliance with section 430(2B) of the Companies Act 2006.

Georges Elhedery's appointment as an Executive Director will be commencing on 1 January 2023 and will continue thereafter subject to a 12 month notice period on either side, subject to election at the next annual general meeting of the Company. His remuneration as Executive Director and Group CFO of the Company will consist of a base salary of £780,000 per annum, a fixed pay allowance of £1,085,000 per annum and a pension allowance of £78,000 per annum equal to 10% of his base salary. He will also receive benefits in accordance with our approved Directors' Remuneration Policy.

Share awards made to Mr Elhedery prior to his appointment will continue subject to their existing terms.  For 2023 and future performance years, Mr Elhedery will be eligible to be considered for discretionary variable pay according to the terms of our approved Directors' Remuneration Policy.

Media enquiries to:

UK
Kirsten Smart	+44 (0) 7725 733 311	pressoffice@hsbc.com
Gillian James	+44 (0) 7584 404 238
HK
Aman Ullah	+852 394 11120	aspmediarelations@hsbc.com.hk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 25 October 2022